Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were posted after by Andrejka Bernatova, Chief Executive Office of SPAC, on her X and LinkedIn accounts on December 3, 2025:

The above-mentioned communications include a link to an interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Sehr Thadhani of Nasdaq. A transcript of the interview is available below:

Sehr 00:36

Thank you so much for being here, Andrejka Bernatova tell us about who you are.

Andrejka 00:44

That’s a big question. Thank you for having me here Saher. So I’m originally from the Czech Republic. This is where I grew up until I was 15. My dad is a car mechanic and my mom is a radiology assistant. So, you know, a very different environment. I grew up, actually, in communist Czechoslovakia back in the day, and then when the borders open after the Velvet Revolution. And you know, communism fell in Europe at that time, borders opened up. And I decided at the age of 12, 13, or so, that I want to come to America. And you know, the hardest fundraise I’ve ever done in my life was back then, I was about 14 years old when I raised, it was $6,000 at that time and, you know, I went from one small businessman to another and gathered $20 here, $50 there, and raised $6,000 to come to the US.

Sehr 01:09

How long did that take you?

Andrejka 01:12

It was solid, you know, eight, nine months. But I think more than time it’s, it’s just persistence, right? And not being deterred from, you know, there are some people who are going to tell you that straight up, no, and that applies to, you know, fundraising. What I did at the age of 14 or that may apply to fundraising from, you know, large scale LPS as well. But, you know, very few percentage of people will tell you yes, and majority will tell you, Well, you know, come back in two months. And so having that persistence and not being afraid to, you know, make that call or make that visit, I think, is just instrumental. And frankly, taking that risk right to talk to somebody and not be afraid to go in front of somebody and just, you know, persisting and not giving up.

Sehr 02:26

It’s not easy to raise. Whether you’re raising $6,000 or how much did you raise for your first company?

Andrejka 02:32

So, so it’s actually, it’s funny, because the fundraising methods I would say that I used back then when I was 14, a lot of it is very translatable to what I’m doing now, you know, 30 years later, more than 30 years later, actually. But you know, one of the things that is important is that you need to have a strong conviction in what you are doing. So one there has to be, obviously, credibility and execution, you know, track record. Back then I was a good student. Now hopefully, you know, we have a track record of the spaces that we are operating, from energy to infrastructure to, you know, now digital assets, you have to have very high conviction around your thesis. Again, whether it’s coming to America or whether it’s, you know, the companies that we are looking to acquire or we’re building, and that needs to, again, translate into the end result. So, you know, having repeat customers, repeat investors, that have been with us for, you know, in some cases, for decade, plus multiple different opportunities. And you know, seeing their happy faces and they recommend us to other investors. That’s a, you know, that’s really rewarding.

Sehr 03:44

So you’re in the SPAC world,

Andrejka 03:47

Partially, yes, a part of what we do is SPACs.

Sehr 03:49

Well, you’ve taken companies public, correct by SPAC, IPO, kind of everything. Can you explain a little bit about? Well, tell us about Dynamix. Tell us about your company, and then. But I’d like to go back a little bit and understand that in context of what’s happening in the world of SPACs.

Andrejka 04:05

So, you know, SPACs have been around for a long time, three decades now, and they’ve been used for the right purposes and for the wrong purposes. And I always compare SPACs to something I think that a lot of people can relate to, which is leverage. When you put debt on a company that shouldn’t have debt that might be premature, doesn’t have cash flows, it’s not going to be a good result for that. And business at the end of the day, SPAC is very similar. So if you apply SPAC, to a high quality business that should be public in the first place, it’s going to work out well, because it sort of supercharges the business the same way that leverage with and so they’ve been around for 30 years. Honestly, when you actually look me up on, you know, look up Dynamix on chat, GPT or Google, or whatever, you will see, obviously, our history of Dynamix platform, and you will see, and Andrejka Bernatova Mostly talks about how SPACs don’t work. So SPACs don’t work, but it’s not because they are not the right product. Is a product that’s a long time, you know, it’s not necessary for the right reasons. Sure, when you think about the latest sort of wave of SPACs, and we had almost 1000 SPACs outstanding in that 2021, 2022 time period, you know, obviously a huge boom, huge supply of SPACs, and not as large supply of high quality companies, again, that should be public in the first place. You know, when you take a step back, so here it’s where we think SPAC works is, again, when you go back to the basics, it’s for a company that should be public in the first place, not sort of some lender of last resort equity. And second, when it’s in an industry that’s really experiences, experiencing a sustainable growth, right where the company is coming to the markets knowing that they can really benefit commercially, from a capital structure perspective, operational perspective, from being a public business that’s ultimately 5, 10, plus billion dollar business. And so you know, again, we are new believers in the right circumstances in our industries where we function, whether it’s energy, power, infrastructure, industrials, digital assets, they have repeatedly worked in the long term, supercharging some of those major businesses.

Sehr 06:16

Yeah, that makes a little sense about the fundamentals of a company, and should it be in the public market, in terms of the vehicle that gets you there, right? So that makes total sense. Tell us about Dynamix III.

Andrejka 06:29

So Dynamix III, we recently went public on Halloween, day, end of October. This is our . . .

Sehr 06:29

That was recently. That’s very recent Congratulations.

Andrejka 06:29

Thank you again. This is our third vehicle. We have taken two companies public so far. One was the solar and renewable space, cash flowing business, the other company, was recently announced in July, a merger with The Ether Machine in the digital asset space, and that’s going through the process of closing. And our first fact, you know, we’re going to stay close to our own territory. So energy, infrastructure, power, digital assets, and that’s obviously all areas that are very high growth. But also, you know, ample of companies that are at the point where they should be public and are really benefiting from whether it’s a growth of AI, whether it’s, you know, ushering or manufacturing, whether it’s modernization of the grid, whether it’s growth of, you know, renewables, whether it is needing to push, you know, sort of inventory territories on the fossil fuel side, which is obviously, you know, disappearing, sort of push the boundaries a little bit longer duration assets, or whether it’s, of course, you know, digital asset space, and all the infrastructure and services that are going to be needed to enable growth of that space, whether from a commercial perspective or truly the end customer, you know, like you and I, using, you know, ether or other, you know, cryptocurrencies on a daily basis.

Sehr 07:38

Yeah, what I love about what you’re talking about is, it’s such a broad range of topic industry where you get to kind of play and show up and invest in, are you, by nature, very curious about, you know, every, every industry that you just said, kind of process, everything that’s very trendy and very much on the cutting edge right now, whether you’re talking about systemic innovation, whether you’re talking about like systems change. Are you, what is your relationship with these topics and industries like, does it light you up to sort of understand the entire spectrum of what’s happening pretty much in the world now?

Andrejka 08:11

It’s a great question. I should say, I and, you know, I, um, I remember somebody asking recently why I ended up in energy, and really the reason was, I was a finance person in the beginning of my career, and then ended up actually building much energy businesses, one of them into public year a few years ago as well. And by regular side, IPO actually back then. And it was a very deliberate decision for me to go full scale into energy and infrastructure, because there is an industry that, whether we want it or not, it’s going to be, you know, part of our lives. Always has been part of our lives. Anything we do, everything we do, daily? You will need energy, whether it’s fossil fuels, whether it’s renewable, whether it’s anything in between, you know, it’s sort of mission critical industry

Sehr 08:48

and also consumer like things you don’t think about at all, like everything, everything’s petrochemicals, everything from, you know, what takes you through your day to beauty, health, everything, anything.

Andrejka 08:59

Yes, everything. And as much as you know, we obviously all want a cleaner planet. We all do. I have three kids for my kids, but you also have to be realistic in terms of the timeline and timeframe. And one of the things I loved about energy and infrastructure initially, when I got into it, is there are many components that you are dealing with. It’s very capital heavy industry. So you can’t invest 20 million and all of a sudden have $20 million business. It is very technically nuanced. So, you know, you do have to have to have those PhDs from Colorado School of Mines or MIT. You know, every single well, or everything single refineries is a new project, and it’s very technologically innovative and intriguing. It requires a lot of people involved. You know, you can’t of have three research scientists in the lab, and again, you know, create a trillion dollar business. You have people in the field who are turning the valves and managing these assets and building these assets. If you don’t do something correctly, you know, somebody is going to die, right? So this is a very serious business. So what excites me about it sort of looking forward over the next, you know, five to 10 years, obviously, with, you know, data centers and onshoring and new industrials coming to play, the mission critical is going to continue being energy and infrastructure and power and so and again. You can’t learn that overnight. So a lot of the skills we have learned sort of, sometimes the hard way over the past decade, myself, the people we have, you know, on the team and in our broader investor and advisor group, as folks who’ve done this over and over. And you know, when you sort of think about the digital asset space, again, that is a, what we believe is sort of a industry that’s going to be mission critical, yeah. So when you think about internet, or you think about you think about Apple phones and all that, it was just completely life changing at the time when it happened. And the way we see digital assets is very similar. We are now seeing commercial obviously JP Morgan recently, obviously Deutsche Bank, BlackRock and Robinhood. Everybody’s embracing the space from a large commercial institutions perspective, but at the end of the day, it’s going to be again, you and I, the folks who are seeing, you know, they’re outside in Times Square, just five years from now, you know, using crypto and just thinking back, remember the time when we actually were using dollars or credit cards, and how funny was that? And so, you know, like,

Sehr 10:58

A cassette tape.

Andrejka 10:59

That’s right,

Sehr 11:00

And maps Like, how did you get from here to here without Google Maps and, like, a big Atla, you know, those Atlas that people would have in cars? And no one, no one believes that that exists, but it all exists. I know, yeah. And how quickly impact changes, so, you know, and also quickly forget 100% right? Yes. It’s like, you have to build the future while letting go of the past a little bit yes, but making sure that there’s that transition that’s right. So it sounds like you’re in the middle of it that’s right at the like, with a vision to the future and an understanding of the forefront of what things are going to look like, while still kind of, operating today. Yes, yeah.

Andrejka 11:34

And it was been a great learning exercise for us, and wonderful collaboration the ether machine team, you know, Andrew keys, obviously, he’s the, you know, founding, fathers of the space, David Marion, has been museums for so long, just, you know, incredibly experienced folks who have been just executing on their strategy for a decade now is, you know, learning from them about the space at the same time being newcomer into the space, where you have to be able to, you know, you know, maybe get a little bit outside of the echo chamber that sometimes has happened. It happened in oil and gas, by the way, and want to make sure it doesn’t happen in crypto, because, again, you need that end consumer to understand what it means for them from a daily perspective. And so it’s been just, you know, really exciting journey, and a lot of the lessons that we’ve learned from, you know, other industries. Again, you know, crypto is very asset heavy. It has an underlying commodity component just like oil and gas does. It’s very technologically heavy. It means huge, massive customers at the end of the day. So similarities are actually striking when you sort of peel off the onion, if you will.

Sehr 12:31

Yeah, so you are a rare leader who has brought multiple SPACs to market. You’ve also had a broad and, you know, incredible career. What do you think we were talking a little bit about, you know, focus and goals and clarity? And not, not, I won’t say manifesting, but really having a vision and a plan. What do you think makes you so successful?

Andrejka 12:53

You know, I grew up again in a small village, and, you know, coming to Czechoslovakia, and, you know, I grew up picking potatoes and driving tractors and, like, living in sort of the real world. And so I’m very much of a, you know, a realist and a doer. So I wish sometimes I was more of a visionary and kind of visualizing something, you know, what happens in 20 years, but I’m more of a five year sort of planning, I guess, visionary. You also so having, you know, your feet on the ground, I think it’s, you know, it’s very important. But at the same time, you know, I have sort of naturally trained myself, trained myself since I was, you know, again, 12, 13, I didn’t have any coaches, or these things never existed, actually, back then. But somehow naturally, I just, like taught myself to visualize what I want to do in life, you know, and so from, you know, small things like, honestly, setting yearly goals to big things like your lifetime goals, and so that sort of process, and my kids now use it. Obviously, the strategy is very common in sports, for example, right? Like LeBron James or Sidney Crosby visualizing on the bench what they want to do the next time they go and play. And the same strategy works for me and my personal and business life. And as I said it to my kids, it’s literally almost surprising or freaky. You can even call it that way, how strong your brain is. It’s the strongest tool you have in your toolkit. If you really visualize. For example, when I was 16, 17, I visualized, I wanted to go to Oxford. That was my goal. And I never, I’ve never been I didn’t know what it looked like, you know, but I would run up the mountain school I was at, and I would close my eyes every day like, Well, five times.

Sehr 14:28

I love it. You said you would run up the mountain.

Andrejka 14:32

I couldn’t do it anymore, but back then, I was able to run up the mountain, you know, visualize, close my eyes, and I visualize as being at the school, you know, the library, or, you know, being on the crew team or something, and then, and actually did end up getting into Oxford. I didn’t end up going there, but, you know, like I literally was that routine that I did for two years straight. And then when I was there for the interviews, it actually, you know, worked, because I already felt as though I was already there. So I do think that sort of setting goals, but being very purposeful, instead of working backwards, it just works, and it’s very repeatable. One thing just very repeatable, yes.

Sehr 15:07

So you actually are a visionary of your life.

Sehr 15:10

Maybe I am, yes, but we’ll see. We can, we can, you know, do a little inventory here, maybe in a couple decades.

Sehr 15:14

So what’s next? If someone asked you, you know, in five sentences or in one minute, like, what’s next for the next like you said, you think in five year chunks, like what’s next for you for the next five years?

Andrejka 15:26

So I would switch it in two different directions, actually, Sehr. So one is, you know, the digital asset space, again, being a newcomer into the space, I think it’s very unique. But at the same time, having to go close collaboration with, you know, Andrew Keys and Dave Marion and the team, I think it’s extremely, very fortunate to be able to do that. So sort of, you know, expanding the universe and sort of helping The Ether Machine. But also, you know, the broader ecosystem, go to the next level, again, from somebody who can maybe apply a different vision and toolkit into the space. And then the second piece is, obviously, you know, energy and infrastructure is just so important to do. You know, the two biggest components of the growth of AI are energy and crypto and the trust level. So we happen to be in both. And on the energy side, one is being able to execute on the growth. And I think one of the pieces where we can be very helpful as investors and key players in the space is myself and the team and the broader team have built companies before. Well functioning companies, whether we have taken them public here on NASDAQ by IPO or SPAC, or we’ve sold them to large strategics, etc, but build real businesses that actually created revenues and cash flows impact and real world impact, yeah, and so that operational involvement and helping companies, you know, with commercial, operational financing structures, etc. I think it’s critical. And, you know, if we don’t do that, and there are not more people like that who actually are investors, who are truly volatility, and you know, how those businesses go to the next level, we are not going to be able to grow the, you know, AI agents, if you want to all use over five years. So that’s where we see, I think, value add kind of that operational expertise and hands on approach, that it’s absolutely necessary,

Sehr 17:08

Amazing. So thank you so much for being here. Before we wrap, we’d love to know what you’re in pursuit of.

Andrejka 17:15

I’m in pursuit of. This doesn’t sound super fluffy, but making important industries work better, and while being visionary, also being realistic and being doers and executing and having real results behind us, you know, I look at, like I said, I look at my life into the five years increment, although I do have other big goals, 20 years increment. But you know, when I look back to, you know, in five years from now, kind of looking back and thinking, Gosh, this was a great business that, you know, we enabled to go to the next level. And you know, hopefully it’ll be in the hands of our investors, and our investors are going to have eight or 10 or 50 of companies that they’re going to look back and think about. This company was instrumental in changing somebody’s lives.

Sehr 17:59

Amazing. Well Andrejka, thank you so much for being here. It’s been such a privilege to be able to spend time with you, and can’t wait to see what the next five years and 20 looks like.

Andrejka 18:08

Thank you, Saher, thank you for having me.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.